UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 12, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓                                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                            No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains the following:-

1.                                    A news release dated 1 August 2013 entitled ‘VODAFONE GROUP ANNOUNCES NEW ORGANISATIONAL STRUCTURE NEW ROLES FOR PAOLO BERTOLUZZO AND PHILIPP HUMM’

2.                                    A news release dated 7 August 2013 entitled ‘VODAFONE RED 4G-READY TO CHANGE THE TUNE AND TAKE ULTRAFAST 4G INTO A NEW LEAGUE’

3.                                    A news release dated 7 August 2013 entitled ‘SHARE AND SHARE ALIKE WITH VODAFONE ULTRAFAST 4G FOR BUSINESS’

4.                                    Stock Exchange Announcement dated 1 August 2013 entitled ‘BLOCKLISTING INTERIM REVIEW’

5.                                    Stock Exchange Announcement dated 8 August 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

6.                                    Stock Exchange Announcement dated 15 August 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.                                    Stock Exchange Announcement dated 28 August 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

8.                                    Stock Exchange Announcement dated 30 August 2013 entitled ‘Transaction in Own Securities — Voting Rights and Capital’

1 August 2013

VODAFONE GROUP ANNOUNCES NEW ORGANISATIONAL STRUCTURE

NEW ROLES FOR PAOLO BERTOLUZZO AND PHILIPP HUMM

Vodafone today announced changes to its organisational structure that are designed to ensure a more efficient and effective delivery of its Vodafone 2015 priorities. The new structure will allow Vodafone to implement its consumer and enterprise plans more quickly and consistently, accelerate growth in unified communications and achieve greater efficiencies from scale.

From 1 October 2013, Vodafone will merge its Northern & Central Europe and Southern Europe regions into one Europe region and will report its Turkish operating company within the Africa, Middle East and Asia-Pacific region from that date given that country’s emerging market characteristics. Philipp Humm, currently Regional CEO Northern & Central Europe, is to become Regional CEO Europe.

Vodafone is also creating an expanded Group Commercial function, comprising Brand, Consumer, Unified Communications, Terminals, Customer Operations and Partner Markets. It will also encompass the recently-created Group Enterprise organisation. Paolo Bertoluzzo, currently Regional CEO, Southern Europe, will be responsible for this function as Group Chief Commercial and Operations Officer.

Vodafone Group Chief Executive Vittorio Colao said: “These organisational changes will allow us to improve the customer experience and develop our commercial strategy more quickly and consistently. I congratulate Paolo and Philipp on their new roles.”

- ends -

For further information:

Vodafone Investor Relations	Vodafone Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in 30 countries across five continents and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

7 August 2013

VODAFONE RED 4G-READY TO CHANGE THE TUNE

AND TAKE ULTRAFAST 4G INTO A NEW LEAGUE

•                  Launch of Ultrafast 4G plans with a choice of more than 20 million songs or over 150 hours of Premier League football built in

•                  Worry-free, unlimited data for three months; unlimited calls and texts and double the data available on standard Vodafone Red plans

•                  Ultrafast 4G coming to London on 29 August with 12 more cities before the end of the year

Vodafone is launching Red 4G-ready, bringing 4G to life as never before, kick starting the new season with over 150 hours of Premier League football or more than 20 million songs for music lovers. A ground breaking choice of content deals with Spotify and Sky Sports will give Vodafone customers first class 4G entertainment  from £26 a month*. With unlimited UK data for the first three months, followed by double the data allowance available on standard Vodafone Red plans, plus unlimited talk and text, it’s Vodafone’s best value deal yet.

Sports fan or music lover?  Which would you choose?

Vodafone Red 4G-ready price plans will be available in-store, online and by phone from 12 August, in time for the start of the new Premier League season, with a choice of Spotify Premium or Sky Sports Mobile TV.

Vodafone Red 4G-ready customers choosing Sky Sports Mobile TV will have access to more live football than ever before, including exclusive live coverage of more than 100 matches from the Barclays Premier League, the Sky Bet Football League, UEFA Champions League, the SPFL and La Liga. Vodafone customers choosing Sky Sports Mobile TV can also look forward to the fifth and final Ashes test in late August and the Ashes tour of Australia this winter, Majors golf coverage including the US PGA Championship, tennis action from the US Open and Heineken Cup rugby.

Vodafone Red 4G-ready customers choosing Spotify Premium will have more than 20 million songs at their fingertips. Spotify is the largest music streaming service of its kind, offering instant, on-demand access to the world’s music, on the go. Vodafone Red 4G-ready users can discover new music, enjoy playlists curated by their friends, follow their favourite artists and celebrities, or just relax and listen to Spotify radio. Spotify Premium lets music lovers enjoy music however they want – on a smartphone, tablet or through a home entertainment system. Music fans can even listen to their favourite tracks on aeroplanes, thanks to the ‘offline sync’ feature.

Guy Laurence, CEO, Vodafone UK said: “With 4G, speed is just the start: it’s what you do with it that really matters. We are taking 4G into a new league by offering sport; and changing the tune with all the music you could want. 4G is finally worth getting and there’s plenty to look forward to…”

Michael Abbattista, Global Head of Telcom/ISP Partnerships, Spotify added: “We’re very happy to announce this partnership between Spotify and Vodafone. This new deal offers Vodafone UK’s millions of customers quick and easy access to all the world’s music on their mobile. Spotify partnering with companies like Vodafone increases revenue streams to the music industry, and so provides benefits for fans and artists alike.”

David Gibbs, Director of Digital Media, Sky Sports, added: “We’re delighted that millions of Vodafone customers can now choose to enjoy easy and convenient access to Sky Sports via their smartphone. The launch of Sky’s new service further extends the reach of Sky Sports as we deliver our customers our best ever year of live sport – including our biggest ever season of Premier League football.”

Ultrafast 4G rolls out as Vodafone builds on this year’s £900 million network investment

Vodafone will launch Ultrafast 4G services in London on 29 August, with speeds typically six times faster than standard 3G. All customers on Vodafone Red 4G-ready, which is also available for small business customers, will automatically have 4G enabled when the service launches.** After London, launches in Birmingham, Bradford, Coventry, Edinburgh, Glasgow, Leeds, Leicester, Liverpool, Manchester, Newcastle, Nottingham and Sheffield will come before the end of the year. Vodafone will bring indoor 4G coverage to 98% of the UK population by 2015.

More than £900m is being invested in the network this year alone, and that comes after Vodafone spent £802m acquiring the widest portfolio of mobile spectrum in the recent auction. That portfolio includes the crucial low-frequency spectrum that means Vodafone’s Ultrafast 4G signal will travel further into buildings. Vodafone also picked up high frequency spectrum which is great for adding capacity where customers want it, such as in densely populated urban areas. Vodafone also owns more of its fibre backbone than other operators having acquired more than 20,500KM of fibre through the acquisition of Cable & Wireless Worldwide.

All this for just an extra £5 a month for Vodafone Red customers

Anyone on Vodafone Red who already has a 4G-ready device, can enjoy Spotify Premium or Sky Sports Mobile TV, double the amount of data they currently get and access Ultrafast 4G for just £5 extra a month, without needing to sign-up to a new contract with Vodafone.

Looking for a 24 month, 12 month or SIM only deal? This will be music to your ears

There’s a great value Vodafone Red 4G-ready deal for anyone who wants to enjoy great sporting action or their favourite music. All Vodafone Red 4G-ready 24 month, 12 month and SIM only plans come with either Sky Sports Mobile TV or Spotify Premium, plus unlimited calls and texts. They also come with Vodafone Data Test Drive, which provides unlimited data for the first three months, followed by either 2GB, 4GB or 8GB of data per month: that’s double the standard allowance available on Vodafone Red plans.

Customers who already have a 4G-ready device and are looking for a SIM only deal can get Ultrafast 4G from just £26 a month on a 12 month plan. Vodafone Red 4G-ready is also available on 24 month plans, with a 4G-ready handset included, starting from just £34 a month and on 12 month plans, with a 4G-ready handset included, starting from £52 a month***.

Vodafone already has a range of 4G-ready devices available today and more will be rolled out in the coming months. Check out vodafone.co.uk/4g for more information. Vodafone will also have a host of behind the scenes stories coming over the next few weeks on the Vodafone Social blog .

Get Ultrafast 4G on your tablet, dongle or Mobile Wi-Fi

There is a range of plans for customers who want to experience Vodafone Ultrafast 4G on their tablet, laptop or other device. Vodafone is offering the Samsung Galaxy Tab 3 (8 inch) for £31 a month with 4GB of data or for £36 a month with 10GB. The Sony Xperia Tablet Z is available for £37 per month with 4GB of data or for £42 per month with 10GB of data. Customers with a 3G device can purchase a 4G plan and benefit from the additional data allowance.

Vodafone also offers a 4G dongle (the Vodafone K5006) for an up-front cost of £29 on a 12 month plan costing £20 per month that comes with 4GB of data, or for an up-front cost of just £9 on a 12 month plan costing £30 per month that comes with 10GB of data. Plans for just 30 days are also available. Customers with their own 4G-ready dongle can get Ultrafast 4G from just £20 per month, that comes with 4GB of data, or £30 a month for 10GB, on either a 30 day or 12 month SIM only plan.

For customers who want to be able to share their Vodafone Ultrafast 4G experience, the Vodafone R212 Mobile Wi-Fi hotspot allows them to connect up to 10 Wi-Fi-enabled devices at once. It’s available for an up-front cost of £39 on a 12 month plan with 4GB of data at £20 per month, or for an up-front cost of just £19 on a 12 month plan with 10GB of data at £30 per month. Plans for just 30 days are also available. Content from Spotify or Sky Sports is not included in tablet, dongle or Mobile Wi-Fi plans.

Introducing 5 Star Care

All customers on Vodafone Red 4G-ready will benefit from Vodafone 5 Star Care bringing them everything they need to get connected and stay connected – from the ability to back up all the vital contents of their phone and wipe it if it’s lost, to a replacement handset if their own is being repaired.

With 5 Star Care, new and upgrading customers can quickly and easily transfer their stuff from their old phone to their new one with Vodafone RED Box, then keep a copy of all their important content on Vodafone Cloud. If they lose their phone they can instantly find, lock and wipe it with the Vodafone Protect online portal. And there’s even virus protection built-in. If the unthinkable happens and their phone starts playing up, Vodafone has an army of technical support experts ready to help in-store or on the phone. They can even take temporary control of a customer’s phone and help fix it remotely. If a customer’s phone does need more intensive care, Vodafone will lend them a smartphone while it’s being repaired. Vodafone 5 Star Care is available to all Vodafone Red and Vodafone Red 4G-ready customers.

For further information:

Vodafone UK Media Relations

Telephone: 01635 666777

http://mediacentre.vodafone.co.uk/

Notes to editors:

All Vodafone Red 4G-ready customers will be switched on to Vodafone’s 4G service when it launches. Vodafone will provide a state of the art coverage checker to ensure customers know where 4G coverage exists and where it is coming soon.

Spotify Premium and Sky Sports Mobile TV - which provides access to Sky Sports 1 and 2 - are available on selected iOS and Android smartphones. For more information, please visit vodafone.co.uk/4g.

* 12 month SIM only plans:

	Red	Red 4G-ready	Red L	Red 4G-ready L	Red XL	Red 4G-ready XL	Wi-Fi allowance

Minutes	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Texts	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Data	1GB	2GB	2GB	4GB	4GB	8GB

	£21	£26	£26	£31	£31	£36	750MB

Sport or music included?	No	Yes †	No	Yes ††	No	Yes ††

† Customers opting for the SIM only Red 4G-ready plan, starting at £26 a month, can choose to have either Spotify Premium or Sky Sports Mobile TV included for the first six months. They are then charged at £4.99 per month for Sky Sports Mobile TV or £9.99 a month for Spotify Premium. Customers can cancel at any time and will still get double the standard data allowance and 4G service.

†† Customers on the SIM only Red 4G-ready L plan (£31) and the SIM only Red 4G-ready XL plan (£36) get Spotify Premium or Sky Sports Mobile TV included for the whole 12 months of their contract. At the end of the year, they are then charged at £4.99 per month for Sky Sports Mobile TV or £9.99 a month for Spotify Premium. Customers can cancel at any time and will still get double the standard data allowance and 4G service.

Access to either Sky Sports Mobile TV or Spotify Premium is included in a customer’s plan, streaming live sports or streaming music will use a customer’s data allowance.

** Speeds typically 6 times faster than standard 3G (Ofcom: http://consumers.ofcom.org.uk/what-is-4g/) but vary and depend on coverage and demand.

*** 24 month contracts (with 4G-ready handset):

Vodafone already has a range of 4G-ready devices available today. On the new price plans (as below) the Samsung GALAXY S4 Mini will be available with no up-front cost on the Red 4G-ready plan starting from £34 a month with 2GB of data and 6 months of premium content.  Samsung Galaxy S4 will be available with no up-front cost on the Red 4G-ready L plan starting from £43 a month with 4GB of data and two years of premium content.

	Red	Red 4G-ready	Red L	Red 4G-ready L	Red XL	Red 4G-ready XL	Wi-Fi allowance

Minutes	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Texts	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Data	1GB	2GB	2GB	4GB	4GB	8GB

	£42	£47	£47	£52	£52	£57	3GB

	£37	£42	£42	£47	£47	£52	2GB

	£33	£38	£38	£43	£43	£48	1GB

	£29	£34	£34	£39	£39	£44	500MB

	£29	-	£34	-	-	-	250MB

Sport or music included?	No	Yes †	No	Yes ††	No	Yes ††

† Customers opting for the Red 4G-ready plan, starting at £34 a month, can choose to have either Spotify Premium or Sky Sports Mobile TV included for the first six months. They are then charged at £4.99 per month for Sky Sports Mobile TV or £9.99 a month for Spotify Premium. Customers can cancel at any time and will still get double the standard data allowance and 4G service.

†† Customers on the Red 4G-ready L plan and the Red 4G-ready XL plan get Spotify Premium or Sky Sports Mobile TV included for the whole two years of their contract. At the end of the two years, they are then charged at £4.99 per month for Sky Sports Mobile TV or £9.99 a month for Spotify Premium. Customers can cancel at any time and will still get double the standard data allowance and 4G service.

12 month contracts (with 4G-ready handset):

	Red	Red 4G-ready	Red L	Red 4G-ready L	Red XL	Red 4G-ready XL	Wi-Fi allowance

Minutes	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Texts	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Data	1GB	2GB	2GB	4GB	4GB	8GB

	£47	£52	£52	£57	£57	£62	1GB

Sport or music included?	No	Yes †	No	Yes ††	No	Yes ††

† Customers opting for the Red 4G-ready plan, starting at £52 a month, can choose to have either Spotify Premium or Sky Sports Mobile TV included for the first six months. They are then charged at £4.99 per month for Sky Sports Mobile TV or £9.99 a month for Spotify Premium. Customers can cancel at any time and will still get double the standard data allowance and 4G service.

†† Customers on the Red 4G-ready L plan (£57) and the Red 4G-ready XL plan (£62) get Spotify Premium or Sky Sports Mobile TV included for the whole 12 months of their contract. At the end of the year, they are then charged at £4.99 per month for Sky Sports Mobile TV or £9.99 a month for Spotify Premium. Customers can cancel at any time and will still get double the standard data allowance and 4G service.

Access to either Sky Sports Mobile TV or Spotify Premium is included in a customer’s plan, streaming live sports or streaming music will use a customer’s data allowance.

7 August 2013

SHARE AND SHARE ALIKE WITH VODAFONE ULTRAFAST 4G FOR BUSINESS

•                  Share double the data allowance available on standard Red plans across your business with Vodafone Red Business 4G-ready

•                  Hassle-free package includes unlimited calls and texts plus an optional landline number so businesses need never miss a vital call

•                  Vodafone Ultrafast 4G coming to London on 29 August with 12 more cities before the end of the year, backed by £900m fixed and mobile network investment

Vodafone Red Business 4G-ready will unleash Ultrafast 4G for businesses with double the amount of data available on standard Red plans and the ability to share that allowance at no extra charge. It’s everything a dynamic small business needs, with unlimited talk and text included, plus the great option of One Net Express to give users a landline number on their mobile so they need never miss an important call.

Vodafone Red Business 4G-ready – perfect for one to four users and up to eight devices – helps busy businesses get connected in the way that best suits them. It comes with double the amount of UK data available on standard Vodafone Red Business plans and that data can be shared across devices using the free data SIM – allowing users to view their work on large as well as small screens. It’s Vodafone’s best ever value package for small business and starts from just £21.67 (ex-VAT) *. Customers have the option of adding One Net Express for £10 (ex-VAT) per month so businesses need never miss a vital call. Vodafone Red Business 4G-ready is available from 12 August.

Guy Laurence, CEO, Vodafone UK said “Speed is just the start, it’s what businesses can do with it that counts. Businesses of every shape and size need to be able to get online when they want and how they want. Even the smallest business user has multiple devices that they want to use to access crucial information and with Vodafone Red Business 4G-ready they’ll be able to share their generous allowance in the way they want. They can do all this safe in the knowledge that they’re hooked into our best ever network, built on the fact that we own more of our own fibre backbone than other networks and supported by more than £900m worth of investment this year alone.”

“We’re all about helping businesses find better ways of working and our Ultrafast 4G service is arriving at a time when organisations need to respond to growing economic pressures and increasing customer expectations. The launch of Vodafone Ultrafast 4G is an important step in our journey towards helping businesses change the way they work for the better.”

Ultrafast 4G has the potential to boost British business. The productivity benefits that can be generated by better connected businesses could significantly boost the UK’s GDP.  With speeds typically six times faster than standard 3G, Vodafone Ultrafast 4G will deliver an always ‘on’ mobile experience and office-like connectivity wherever employees need to be**. Vodafone Red Business 4G-ready will give businesses the confidence that they’re making the most of their 4G service by allowing them to share their data allowance. Vodafone’s Ultrafast 4G opens the door for greater collaboration, including file transfers and video conferencing, and allows organisations to make better use of business applications so they can increase their productivity – all worry-free on one plan.

Vodafone will launch Ultrafast 4G services in London on 29 August and all customers on Vodafone Red 4G-ready will be switched onto the new service when it goes live. After London, launches in Birmingham, Bradford, Coventry, Edinburgh, Glasgow, Leeds, Leicester, Liverpool, Manchester, Newcastle, Nottingham and Sheffield will come before the end of the year. Vodafone will bring indoor 4G coverage to 98% of the UK population by 2015.

Vodafone Red Business 4G-ready offers small businesses the flexibility they need as they grow, while Vodafone will also be making Ultrafast 4G available for all sizes of company as well as public sector organisations. For instance, businesses with five or more users will soon be able to pool their data allowance across users on 4G as well as 3G, so that everyone who needs mobile data can get online through multiple devices whenever they need. It’s all part of Vodafone’s drive to boost British businesses.

Vodafone already has a range of 4G-ready devices available for business customers today and more will be rolled out in the coming months. Check out vodafone.co.uk/4g for more information.

Looking for a 24 month, 12 month or SIM only deal?

There’s a great value Vodafone Red Business 4G-ready plan suitable for any small business that wants to enjoy Vodafone’s Ultrafast 4G service. All 24 month Vodafone Red Business 4G-ready plans and 12 month SIM only plans give users double the standard data allowance on Vodafone Red Business plans – that’s 2GB, 4GB or 8GB – plus the ability to share that increased allowance for no extra cost.

For users who already have a 4G-ready handset and are looking for a SIM only deal, Vodafone Red Business 4G-ready starts at £21.67 (ex-VAT), on a 12 month plan. Customers have the option of adding One Net Express for £10 (ex-VAT) per month. Vodafone Red Business 4G-ready is also available on 24 month plans, with a 4G-ready handset included, starting from just £28.33 (ex-VAT). Users also have the option of adding One Net Express for £10 (ex-VAT) per month to 24 month plans.***

Get Ultrafast 4G on your tablet, dongle or Mobile Wi-Fi

Tablet users with their own 4G-ready device who want to enjoy Vodafone Ultrafast 4G can get online from £16.67 (ex-VAT) with 4GB of data. Vodafone also offers the Sony Xperia Tablet Z for an upfront cost of £82.50 at £30.83 (ex-VAT) per month with 4GB of data.

Vodafone also offers business users a 4G dongle (the Vodafone K5006) for no up-front cost on a 24 month plan with 4GB of data for £16.67 (ex-VAT) per month. Both 30 day and 12 month plans are also available. For customers who want to be able to share their Vodafone Ultrafast 4G experience, the Vodafone R212 Mobile Wi-Fi hotspot allows them to connect up to 10 Wi-Fi-enabled devices at once. It’s available for no up-front cost on a 24 month plan with 10GB of data for £25 (ex-VAT) per month. Both 30 day and 12 month plans are also available.

Vodafone’s best ever network

Vodafone’s team of network engineers, guided by the state of the art 24/7 Network Operations Centre at headquarters in Newbury, West Berkshire, have already spent a combined 426,000 ‘engineer hours’ preparing for the launch of Ultrafast 4G. It’s all part of the biggest annual UK network investment ever undertaken by Vodafone. More than £900m is being invested this year alone and that comes after Vodafone spent £802m acquiring the widest portfolio of mobile spectrum in the recent auction. That portfolio includes the crucial low-frequency spectrum that means Vodafone’s Ultrafast 4G signal will travel further into buildings. Vodafone also picked up high frequency spectrum which is great for adding capacity where customers want it, such as in densely populated urban areas. Vodafone also owns more of its fibre backbone than other operators having acquired more than 20,500km of fibre through the acquisition of Cable & Wireless Worldwide.

Introducing 5 Star Care

All business customers on Vodafone Red Business 4G-ready will benefit from Vodafone 5 Star Care bringing them everything they need to get connected and stay connected – from the ability to back up all the vital contents of their phone and wipe it if it’s lost, to a replacement handset while their own is being repaired.

With 5 Star Care, new and upgrading business users can quickly and easily transfer their stuff from their old phone to their new one with Vodafone RED Box, then keep a copy of all their important content on Vodafone Cloud. If they lose their phone they can instantly find, lock and wipe it with the Vodafone Protect online portal. And there’s even virus protection, built-in. If the unthinkable happens and their phone starts playing up, Vodafone has an army of technical support ready to help in-store or on the phone. They can even take temporary control of a customer’s phone and help fix it remotely.

If a customer’s phone does need more intensive care, Vodafone will lend them a smartphone while it’s being repaired. Vodafone 5 Star Care is available to all Vodafone Red Business and Vodafone Red Business 4G-ready customers

For further information:

Vodafone UK Media Relations

Telephone: 01635 666777

http://mediacentre.vodafone.co.uk

Notes to editors

* 12 month SIM only plans (ex-VAT):

	Red Business 4G-ready	Red Business 4G-ready L	Red Business 4G-ready XL	Wi-Fi allowance

Minutes	Unlimited	Unlimited	Unlimited

Texts	Unlimited	Unlimited	Unlimited

Data	2GB	4GB	8GB

	£21.67	£25.83	£30	750MB

With Optional One Net Express included	£31.67	£35.83	£40

** Speeds typically 6 times faster than standard 3G (Ofcom: http://consumers.ofcom.org.uk/what-is-4g/) but vary and depend on coverage and demand.

*** 24 month contracts, with 4G-ready handset

(prices quoted include optional One Net Express at £10 extra per month):

	Red Business	Red Business 4G-ready	Red Business L	Red Business 4G-ready L	Red Business XL	Red Business 4G-ready XL	Wi-Fi allowance

Minutes	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Texts	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Data	1GB	2GB	2GB	4GB	4GB	8GB

	£45	£49.17	£49.17	£53.33	£53.33	£57.50	3GB

	£40.83	£45	£45	£49.17	£49.17	£53.33	2GB

	£37.50	£41.67	£41.67	£45.83	£45.83	£49.17	1GB

	£34.17	£38.33	£38.33	£42.50	£42.50	£46.67	500MB

Data Sharing Included?	No	Yes	No	Yes	No	Yes

On the new 4G-ready price plans, the Samsung Galaxy S4 Mini will be available for no up-front cost on Vodafone Red Business 4G-ready from £38.33 (ex-VAT) with 2GB of data and optional One Net Express included and on Vodafone Red Business 4G-ready L from £42.50 (ex-VAT) with 4GB of data and optional One Net Express included.

The BlackBerry Q10 will be available for no up-front cost on Vodafone Red Business 4G-ready L from £45.83 (ex-VAT) with 4GB of data and optional One Net Express included and on Vodafone Red Business 4G-ready XL from £50.00 (ex-VAT) with 4GB of data and optional One Net Express included.

The Nokia 925 is available for at a one-off cost of £82.50 on Vodafone Red Business 4G-ready at £38.33 (excluding VAT) with 2GB of data and optional One Net Express included.

Optional One Net Express

With Vodafone One Net Express, there’s no need for a separate fixed landline for voice communications. Customers can keep their current landline number or add a virtual one to their mobile phone for £10 per month. Incoming calls are routed to the mobile with no divert charges. Users with two or more mobile phones can enjoy call handling features such as auto attendant and multi-user hunt groups.

1 August 2013

RNS: 5981K

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		4,801,428
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		1,837,085
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		1,248,508
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		1,712,356
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,712,356

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		156,155
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		445,626
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		49,886,791
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		632,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		49,254,791

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		34,331,464
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		651,370
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		33,680,094

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2013

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2013	To:	31 July 2013
Balance of unallotted securities under scheme(s) from previous return:		331,010
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		47,250
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		283,760

Name of contact:		Helen Williams
Telephone number of contact:		(01635) 673918

8 August 2013

RNS: 3180L

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of  the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was notified on 8 August 2013 by Computershare Investor Services PLC that, on 7 August 2013, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 734 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 198.94p per Ordinary Share through reinvestment of dividend income. As a result of the above, Luc Vandevelde now has an interest in 92,297 Ordinary Shares.

In addition, the Company was notified on 8 August 2013 by Computershare Trustees Limited that, on 7 August 2013, the following individuals acquired an interest in the following number of Ordinary Shares at the price of 198.94p per Ordinary Share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	990
Nick Jeffery	742
Matthew Kirk	577
Ronald Schellekens	302

* Denotes Director of the Company.

As a result of the above, Andrew Halford’s interest in Ordinary Shares (excluding share options and unvested incentive shares) has  increased to 3,416,456.

15 August 2013

At 12:26

RNS: 7956L

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 14 August 2013 by Computershare Trustees Limited that on 13 August 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 196.8p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	128
Nick Jeffery	128
Matthew Kirk	128
Ronald Schellekens	128

* Denotes Director of the Company

28 August 2013

RNS: 6885M

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 27 August 2013 by Banque Leonardo that, on 19 August 2013, Anne Lauvergeon, a Non-Executive Director of the Company, acquired an interest in 1,030 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of €2.325 per Ordinary Share, through reinvestment of dividend income. As a result of the above, Anne Lauvergeon now has an interest in 30,952 Ordinary Shares.

30 August 2013

RNS: 7642M

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 52,821,582,649 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,371,174,264 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 48,450,408,385.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	September 12, 2013	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary